December 19, 2005
Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	AvalonBay Communities, Inc. Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005 File No. 001-12672
Dear Ms. van Doorn:
     This letter is submitted on behalf of AvalonBay Communities, Inc. (“AvalonBay” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to Mr. Thomas J. Sargeant dated November 21, 2005. For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.
Form 10-K for the year ended December 31, 2004
Management’s Discussion & Analysis of Financial Condition and Results of Operations
Results of Operations, page 42
1.	Please explain how your discussion of the performance of the Established Communities segment reconciles to the disclosures of segment information in footnote 9 to your financial statements. The trends discussed herein do not seem to be consistent with the trends disclosed in your segment footnote.

Response No. 1:
In response to the Staff’s comment, the Company refers the Staff to pages F-23 and F-25 of the Company’s Form 10-K for the year ended December 31, 2004, which discusses the presentation of segment information. As noted on page F-23, the Company determines its segment classification as of January 1 of each year. In determining the classification for the Company’s largest reportable segment, Established Communities, the classification is determined on January 1 of each year, based on having met certain operating metrics as of January 1 of the prior year, allowing for a meaningful comparison of current year operating results to the prior year. For example, in 2004, the Established

United States Securities and Exchange Commission
December 19, 2005

Community classification was set on January 1, 2004, for all communities that had stabilized occupancy and operating costs as of January 1, 2003. The Company maintains that classification throughout the year for the purpose of reporting segment operations. In addition, as noted on page F-25, the segment information provided is based on the segment classification as of the dates specified. Although the composition of communities within each business segment, including Established Communities, is adjusted each year, the amounts provided on page F-25 for periods prior to 2004 have not been restated for the 2004 classification. Therefore, the segment information for 2004 is based on the segment classification as determined on January 1, 2004, the segment information for 2003 is based on the segment classification as determined on January 1, 2003 and the segment information for 2002 is based on the segment classification as determined on January 1, 2002. As such, the amounts between years as presented on page F-25 of the Company’s Form 10-K are not directly comparable. Further information on the rationale behind the presentation of segment information is provided in the Company’s response to Staff comment no. 5.

However, in order to provide meaningful information on trends and operating results, the information related to Established Communities within the section titled “Results of Operations” has been adjusted for comparability. For example, in the table reflecting changes in net operating income on page 43 of the Company’s Form 10-K, the 2004 changes represent variances between 2004 and 2003, both based on the 2004 classification of communities for segment reporting purposes. In addition, the 2003 changes represent variances between 2003 and 2002, both based on the 2003 classification of communities for segment reporting purposes. As such, the presentation of information for Established Communities within the section titled “Results of Operations” varies from the presentation of information for Established Communities on page F-25.
Financial Statements
Consolidated Statements of Operations and Other Comprehensive Income, page F-4
2.	Please explain to us why earnings per share for continuing operations diluted is in excess of earnings per share for continuing operations basic.

Response No. 2:
In response to the Staff’s comment, the Company supplementally informs the Staff that the diluted earnings per share from continuing operations calculation for the year ended December 31, 2004 is rounding inconsistently from the basic earnings per share from continuing operations calculation, resulting in what

United States Securities and Exchange Commission
December 19, 2005

appears to be anti-dilution. However, both basic and diluted earnings per share in total are calculated consistently and are accurately reflected. In addition, the breakdown between continuing operations and discontinued operations as presented for the year ended December 31, 2004 in its 2004 Form 10-K is no longer relevant as the Company’s composition of discontinued operations has changed based on 2005 dispositions and assets currently held for sale. As such, the Company will revise its presentation of diluted earnings per share for the year ended December 31, 2004 based on its 2005 discontinued operations classification in its Form 10-K for the year ended December 31, 2005.
Note 1. Organization and Significant Accounting Policies
Earnings per Common Share, page F-12
3.	Explain to us how you considered the requirement of paragraph 40 of SFAS 128 to provide a reconciliation of the denominator used in your earnings per share calculation when preparing your disclosure.

Response No. 3:
In response to the Staff’s comment, the Company refers the Staff to page F-12 of its Form 10-K for the year ended December 31, 2004, where a reconciliation of the denominator used in the earnings per share calculation, the weighted average common shares, is provided. Reconciling items presented include weighted average DownREIT units outstanding and the effect of dilutive securities such as stock options.
Note 6. Investments in Unconsolidated Entities, page F-18
4.	With respect to those investments in unconsolidated real estate entities in which you receive a preferred return which is disproportionate to your ownership interest, tell us whether you determined that these entities were VIE’s under paragraph 5(c) of FIN 46(r). If so, explain to us how you determined that these entities would not need to be consolidated under FIN 46(r) and how you considered the disclosure requirements of paragraph 24 of FIN 46(r).

Response No. 4:
In response to the Staff’s comment, the Company supplementally informs the Staff that the investments in unconsolidated real estate entities from which the Company receives a preferred return disproportionate to its ownership interest were determined to not be VIE’s under FIN 46(r). For any unconsolidated real estate entities where the outside investors have disproportionately few voting rights as compared to economic rights, the

United States Securities and Exchange Commission
December 19, 2005

Company evaluated whether or not substantially all of each entity’s activities are conducted on behalf of the outside investors, evaluating such factors as:
•	Are the entity’s operations substantially similar in nature to the activities of the investor with disproportionately few voting rights?

•	Are the entity’s operations more important to the investor with disproportionately few voting rights as compared to other variable interest holders?

•	Are the majority of the entity’s products or services bought from or sold to the investor with disproportionately few voting rights?

•	Were substantially all of the entity’s assets acquired from the investor with disproportionately few voting rights?

•	Are there any related party arrangements between the entity and the investor with disproportionately few voting rights?
As the outside investors are unrelated entities such as retirement plans, insurance companies and investment companies that invest in, but are not otherwise involved, in the development or operation of multi-family housing, the Company has evaluated the factors above, as well as others, to determine that substantially all of each entity’s activities are not conducted on behalf of the outside investors and that these entities are not VIE’s. Since the Company has concluded that these unconsolidated real estate entities are not VIE’s under FIN 46(r), the disclosure requirements of paragraph 24 of FIN 46(r) are not applicable.
5.	We note your disclosure that the Company determines the segment classification of each property on an annual basis and maintains that classification for the purpose of reporting segment operations. Tell us how you considered paragraphs 34 and 35 of SFAS 131 when determining your policy.

Response No. 5:
In response to the Staff’s comment, the Company supplementally informs the Staff that although its segment classification changes on an annual basis, the Company does not restate prior year information based on current year classification. Information on the presentation of segment information is provided in the Company’s response to Staff comment no. 1.

Under paragraph 34 of SFAS 131, “if an enterprise changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the corresponding information for earlier periods, including interim periods, shall be restated, unless it is impracticable to do so.”

United States Securities and Exchange Commission
December 19, 2005

Due to the Company’s method for determining segment classification, particularly for Established Communities, restatement of years other than the immediately prior year may be misleading. For example, if a community were acquired in 2002, the community would be classified within the Established Communities segment in 2004, as January 1, 2003 would be the beginning of the first year with stabilized occupancy and operating costs. If segment disclosures for 2002 and 2003 were restated for the 2004 segment classification, any comparisons between 2002 and 2003 information would be misleading, as the Company did not own the acquired community during a portion of 2002. This inability to compare information for more than prior year holds true for acquisitions, dispositions, and newly developed and redeveloped communities, as well as any newly consolidated or deconsolidated communities based on consolidation accounting. As such, the Company has concluded that restatement of its segment information for current year classification is impracticable.

Under paragraph 35 of SFAS 131, “if an enterprise has changed the structure of its internal organization in a manner that causes the composition of its reportable segments to change and if segment information for earlier periods, including interim periods, is not restated to reflect the change, the enterprise shall disclose in the year in which the change occurs segment information for the current period under both the old basis and the new basis of segmentation unless it is impracticable to do so.” For similar reasons as above, the Company has determined that disclosing its segment information for the current year on the old basis of segmentation may be misleading. In addition, since each year presented within the Form 10-K has a different segment classification, the quantity of information to be provided would be confusing for a reader. As such, the Company has concluded that disclosure of its segment information for the current year under prior year classification is impracticable.
Form 10-Q for the quarterly period ended March 31, 2005
Note 6. Investments in Unconsolidated Entities, page F-15
6.	Tell us how you considered paragraph 5 of FIN 46(r) in determining whether the Fund was a VIE. If so, explain to us how you determined that you were not required to consolidate the Fund under FIN 46(r) and how you considered the disclosure requirements of paragraph 24 of FIN 46(r).

Response No. 6:
In response to the Staff’s comment, the Company supplementally informs the Staff that the following information was considered in evaluating whether or

United States Securities and Exchange Commission
December 19, 2005

not the Fund was a VIE under paragraph 5 of FIN 46(r), which states “an entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:

“a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”
Upon admittance of outside investors, the Fund had approximately $41 million of equity investment at risk, which represented approximately 36% of the Fund’s total assets. The Fund also had capital commitments totaling $330 million, which when fully funded is estimated to represent approximately 35% of the Fund’s total projected assets. The Company has committed $50 million, or approximately 15%, of the total capital commitments. Subsequent to admittance of outside investors, the Fund obtained a line of credit, which matures in 2008 and is not guaranteed. The Fund does not engage in high-risk activities, is expected to operate at a profit once all capital commitments have been fully funded and all capital is invested, and is considered capable of financing its activities without additional subordinated support. Therefore, AVB has concluded that the equity investment at risk in the Fund is sufficient.
“b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:
1.	The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.”
The Company has a combined 15% general partner and limited partner equity interest, and as general partner has the sole authority to carry out the business of the Fund, including but not limited to (i) establishment of policy and operating procedures; (ii) investment decisions; (iii) incurring debt; (iv) refinancing of such debt; and (v) capital expenditures. In addition, the outside investors, as limited partners, have voting rights on certain investment opportunities equal to their equity interest.
2.	“The obligation to absorb the expected losses of the entity.”
There do not exist any operating loss guarantees, other than those provided from the holders of the equity investment at risk as a group, and therefore the holders of the equity investment at risk have an obligation to absorb any expected losses of the Fund.
3.	“ The right to receive the expected residual returns of the entity.”

United States Securities and Exchange Commission
December 19, 2005

There do not exist any caps on potential returns, and therefore the holders of the equity investment at risk have a right to receive any residual returns from the Fund.
“c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.”
Although the outside investors in the Fund have disproportionately few voting rights as compared to economic rights (0% voting rights, other than limited voting rights on specific investment activity, as compared to 85% equity interest), the Company has determined that substantially all of the Fund’s activities are not conducted on behalf of the outside investors, evaluating the factors described in response to Staff comment no. 4 above, as the outside investors are unrelated entities such as retirement plans and insurance companies, that invest in, but are not otherwise involved in the development or operation of multi-family housing.
Based on the factors above, the Company has concluded that the Fund is not a VIE under the guidance of FIN 46(r).

Paragraph 9 of SOP 78-9 states: “Some believe that general partners should be deemed to have the controlling interest in a limited partnership. However, if limited partners have important rights, such as the right to replace the general partner or partners... the partnership may not be under the control, directly or indirectly, of the general partnership interests.” Under the Fund agreements, the outside investors (the limited partners) have the right to remove the Company as general partner, both for cause and without cause, with approval of 50% of the limited partners. Based on this kick-out right, the Company has determined that the limited partners do have important rights, and therefore the Company as general partner does not control, and should not consolidate, the Fund.
***

United States Securities and Exchange Commission
December 19, 2005

     If you have any questions regarding this letter or require any additional information, please do not hesitate to contact me at (703) 317-4635.
Sincerely,
/s/   Thomas J. Sargeant
Thomas J. Sargeant
Chief Financial Officer

cc:	Bryce Blair, Chairman and Chief Executive Officer
AvalonBay Communities, Inc.
Edward M. Schulman, Senior Vice President and General Counsel
AvalonBay Communities, Inc.